[LA QUINTA HOLDINGS INC. LETTERHEAD]

September 6, 2017

VIA COURIER AND EDGAR

Re:	La Quinta Holdings Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 1, 2017

Form 8-K Filed July 26, 2017

Form 8-K Filed August 7, 2017

File No. 001- 36412

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Dear Ms. Monick:

La Quinta Holdings Inc. (the “Company”) is submitting the following responses to the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 23, 2017, regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) filed by the Company on March 1, 2017 and the Current Reports on Form 8-K filed by the Company on July 26, 2017 and August 7, 2017.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that, except where the context suggests otherwise, references to page numbers refer to the page numbers of the EDGAR-filed Form 10-K. Capitalized terms used herein that are not otherwise defined shall have the meanings assigned to such terms in Exhibit 99.1 to the Company’s Current Report on Form 8-K furnished on July 26, 2017.

Form 10-K for the fiscal year ended December 31, 2016

Note 2. Significant Accounting Policies and Recently Issued Accounting Standards

Revenue Recognition, page 83

1.	We note you record rebates of royalty fees as a reduction of revenue. Please clarify for us how you determine the amount to record as a reduction of revenue. In addition, please tell us the amount that you have recorded for rebates for all periods presented. Within your response, please reference the authoritative accounting literature relied upon.

September 6, 2017

The Company respectfully acknowledges the Staff’s comment. In accordance with its third party franchise agreements, La Quinta offers a rebate of 0.5% of room revenues to franchise properties that meet specific criteria on an annual basis. La Quinta applies Accounting Standards Codification (“ASC”) 605-50-25-1 and 2, as well as ASC 605-50-25-7 through 9, in accounting for these rebates. La Quinta uses historical experience to estimate future rebates, and records a commensurate amount of deferred revenue. These estimates have historically approximated the actual amounts paid, with any difference recorded as a current adjustment to revenue. For each of the past three years, rebates have approximated 50% of the total rebates possible if all franchisees were to meet all criteria, and amounted to approximately $1,965,000, $1,816,000 and $1,725,000 for the years ended December 31, 2016, 2015 and 2014, respectively.

Form 8-K filed July 26, 2017

Exhibit 99.1

2.	We note your presentation of stand-alone statements of operations for CorePoint Lodging and New La Quinta on pages 8 and 10. Please clarify for us how this presentation is consistent with the SEC rules and regulations.

The Company respectfully submits that the presentation of the stand-alone statements of operations for CorePoint Lodging and New La Quinta on pages 8 and 10 of Exhibit 99.1 to the Company’s Current Report on Form 8-K furnished on July 26, 2017 is consistent with applicable Commission rules and regulations. Specifically, as information that was furnished under Item 7.01 of Form 8-K, the non-GAAP information on pages 8 and 10 is subject to Regulation G but not to the additional requirements contained in Item 10(e) of Regulation S-K.

Regulation G provides that,

“[w]henever a registrant, or person acting on its behalf, publicly discloses material information that includes a non-GAAP financial measure, the registrant must accompany that non-GAAP financial measure with (1) a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP; and (2) a reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, . . . of the differences between the non-GAAP financial measure or measures calculated and presented in accordance with GAAP identified in [(1) above]. . . .”

With respect to each non-GAAP measure presented under the headings “Stand-alone Financial Statement Basis – CorePoint Lodging Inc.” and “Stand-alone Financial Statement Basis – New La Quinta” on pages 8 and 10, the Company presents, under the heading “La Quinta Holdings Inc.,” the most directly comparable financial measure calculated and presented in accordance with GAAP.

Furthermore, the Company presents a horizontal reconciliation of each non-GAAP measure, other than EBITDA and Adjusted EBITDA of CorePoint Lodging Inc. and New La Quinta, to such most directly comparable financial measure calculated and

September 6, 2017

presented in accordance with GAAP, identifying each additional reconciling item in columns under the heading “Reconciling Items.” As to EBITDA and Adjusted EBITDA of CorePoint Lodging Inc. and New La Quinta, the Company presents a horizontal and vertical reconciliation to Net Income (Loss) of La Quinta Holdings Inc.

The Company furnished the stand-alone statements of operations for CorePoint Lodging and New La Quinta under Item 7.01 of Form 8-K because it believes that such statements provide meaningful supplemental information to investors and analysts for purposes of assessing New La Quinta on a stand-alone basis following the planned spin-off of CorePoint Lodging. Prior to the completion of the spin-off, the Company will continue to file its periodic reports for the La Quinta Holdings Inc. consolidated business, inclusive of the existing segments that comprise CorePoint Lodging and New La Quinta businesses. Without voluntarily presenting carve-out financial statements for New La Quinta, future investors and analysts would be unable to assess New La Quinta on a stand-alone basis.

3.	We refer you to the CorePoint Lodging Inc. Form 10 filed on July 26, 2017. Per the pro forma consolidated financial statements in that filing, it does not appear that CorePoint Lodging Inc. has allocated any existing debt to discontinued operations. Per page 8 of Exhibit 99.1 in your Form 8-K, it appears that you have allocated some of the existing debt to New La Quinta. Please reconcile these two conflicting factors for us.

The Company furnished stand-alone statements of operations for CorePoint Lodging and New La Quinta under Item 7.01 of Form 8-K in Exhibit 99.1 of the Company’s Form 8-K dated July 26, 2017 because it believes that such statements provide meaningful supplemental information to investors and analysts for purposes of assessing New La Quinta on a stand-alone basis as if the currently contemplated spin transaction of CorePoint Lodging had occurred. This presentation of non-GAAP supplemental information is intended to provide a view of the operating results of New La Quinta as if it had historically been a stand-alone, discrete entity. Under this view, the Company’s belief is that New La Quinta would have carried an appropriate, and directly attributable, level of long-term debt, similar to the distinct long-term debt that is expected to be carried by New La Quinta after the spin transaction. As such, the Company felt it was most appropriate to allocate associated interest expense to New La Quinta.

The pro forma consolidated financial statements in CorePoint Lodging’s Registration Statement on Form 10 filed on July 26, 2017 (the “CP Registration Statement”) are presented in accordance with Article 11 of Regulation S-X, with the discontinued operations being presented in accordance with ASC Topic 205-20. In accordance with ASC 205-20-45-7, “The allocation to discontinued operations of other consolidated interest that is not directly attributable to or related to other operations of the entity is permitted but not required…” Currently, the long-term debt of the Company’s consolidated business is not directly attributable to any of the Company’s real estate, franchising or management businesses. As such, CorePoint Lodging believes that reflecting the entire balance of the Company’s current long-term debt as continuing operations is the most appropriate presentation within the pro forma consolidated financial statements in the CP Registration Statement, in keeping with

September 6, 2017

the provisions of ASC Topic 205-20. Further, when considering the additional pro forma adjustments relating to the anticipated debt refinancing associated with the spin-off transaction, CorePoint Lodging believes this presentation provides the most understandable presentation of the pro forma consolidated financial statements. CorePoint Lodging will update the pro forma financial statements and associated footnotes in a subsequent filing of the CP Registration Statement once the terms for such refinancing are determined.

Form 8-K filed August 7, 2017

Exhibit 99.1

4.	We note your Adjusted EBITDA Non-GAAP Reconciliation on page 13. We further note you have reconciled EBITDA to Adjusted Net Income, which excludes the impact of certain items that are not expected to have an ongoing effect on the Company’s operations. Therefore, it appears that EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise future press releases to ensure that measures calculated differently from EBITDA are not characterized as EBITDA. See Question 103.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

The Company will revise future press releases to ensure that measures calculated differently from EBITDA are not characterized as EBITDA. If the Company had incorporated the Staff’s comment in its press release furnished as Exhibit 99.1 to its Current Report on Form 8-K filed on August 7, 2017, the Adjusted EBITDA Non-GAAP reconciliation on page 13 would have been presented as follows (i.e., eliminating the “EBITDA” line subtotal):

	Year Ending December 31, 2017
	Low Case	High Case
Adjusted Net income attributable to La Quinta Holdings’ Stockholders (1)	$41,820	$53,820
Interest expense (2)	84,000	84,000
Income tax provision	27,880	35,880
Depreciation and amortization (3)	150,000	150,000
Noncontrolling interest	300	300
Share based compensation expense (4)	16,000	16,000

Adjusted EBITDA	$320,000	$340,000

(1)	This table provides a reconciliation of forward-looking forecasted Adjusted EBITDA to Adjusted Net income attributable to La Quinta Holdings’ stockholders that excludes the impact of certain items that are not expected to have an ongoing effect on the Company’s operations.
(2)	Includes interest expense for $1.7 billion of outstanding indebtedness with a weighted average interest rate of approximately 4.3%, including the impact of an interest rate swap, commitment fees for the undrawn balance of the Company’s revolving credit facility, and amortization of deferred financing costs.
(3)	Includes the amortization of software service agreements.
(4)	Reflects equity based compensation expense.

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September 6, 2017

Please do not hesitate to call me at (214) 492-6600 with any questions or further comments you may have regarding these filings or if you wish to discuss the above responses.

Very truly yours,

LA QUINTA HOLDINGS INC.

/s/ James H. Forson
James H. Forson
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Securities and Exchange Commission

Howard Efron

La Quinta Holdings Inc.

Mark M. Chloupek

David Bradtke

Tony Howard

Simpson Thacher & Bartlett LLP

Edgar J. Lewandowski